Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

VIA EDGAR

December 7, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Edwin Kim and Joshua Shainess

Re: CXApp Holding Corp.

Registration Statement on Form S-1

Filed October 20, 2022

File No. 333-267964

Ladies and Gentlemen:

On behalf of our client, CXApp Holding Corp., a Delaware corporation (the “Company” or “CXApp”), we are submitting this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter to Mr. Nadir Ali, the Company’s Chief Executive Officer, from the staff of the Commission (the “Staff”), dated November 18, 2022 (the “CXApp Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-1 (the “CXApp Registration Statement”).

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the CXApp Registration Statement.

Registration Statement on Form S-1 filed October 20, 2022

General

1.	We note that this registration statement is in the format of a combined proxy statement and prospectus and is substantially identical to the Registration Statement on Form S-4 filed by KINS Technology Group, Inc. on October 19, 2022. We further note your representation that this document is also a prospectus of CXApp because it relates to the distribution of shares of CXApp common stock to a third-party distribution agent for the benefit of Inpixon Stockholders in the Distribution. In this regard, we note that the disclosure in the S-4 indicates that CXApp will file an S-1 to register shares of CXApp common stock to be distributed to Inpixon securityholders. Please tell us the basis for your use of the KINS proxy and prospectus as a prospectus of CXApp for the distribution of CXApp common stock to the distribution agent.

Response: The Company respectfully advises the Staff that on December 6, 2022, KINS Technology Group Inc. (“KINS”) filed with the Commission Amendment No. 1 (the “KINS Amendment No. 1”) to the Registration Statement on Form S-4 of KINS (the “KINS Registration Statement”) originally filed with the Commission on October 19, 2022, to address the Staff’s comment letter to Mr. Sheikh, KINS’ Chief Executive Officer, dated November 18, 2022, and to reflect other updated information. With that filing, KINS has revised the disclosure in the “Explanatory Note” section of the KINS Amendment No. 1 (located immediately after the cover page thereof) as well as in the “Where You Can Find More Information” section on p. 284 of the KINS Amendment No. 1 to clarify that CXApp has filed a registration statement on Form S-1 to register shares of its common stock (the “S-1 Registration Statement”), which will be distributed to Inpixon securityholders pursuant to the spin-off in connection with the merger, and that the proxy statement/prospectus which forms a part of the KINS Amendment No. 1 also forms a part of the S-1 Registration Statement. In addition, KINS has revised the disclosure on the cover page of the proxy statement/prospectus that forms a part of the KINS Amendment No. 1 to state that: “In addition, this proxy statement/prospectus provides securityholders of Inpixon with detailed information regarding the Merger and the spin-off in connection with the Merger, as well as important business and financial information about CXApp and KINS and the combined company.”

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Subject to the Staff’s approval of the amendments to the KINS Registration Statement in response to the Staff’s comments, the Company will submit for filing with the Commission Amendment No. 1 to the CXApp Registration Statement (the “CXApp Amendment No. 1”), which will include the proxy statement/prospectus that forms a part of the KINS Registration Statement, as approved by the Staff.

With that filing, the Company will revise the disclosure in the CXApp Amendment No. 1 by adding the following language immediately after the cover page thereof:

“EXPLANATORY NOTE

CXApp Holding Corp. (“CXApp”) has filed a registration statement on Form S-1, of which this proxy statement/prospectus forms a part, to register shares of its common stock, par value $0.00001 per share (the “CXApp common stock”), which will be distributed to securityholders of Inpixon, a Nevada corporation of which CXApp is currently a wholly owned subsidiary (“Inpixon”), pursuant to a spin- off (the “Spin-off”) in connection with the merger of KINS Merger Sub Inc., which is a wholly owned subsidiary of KINS Technology Group Inc. (“KINS”), with and into CXApp, with CXApp surviving the merger as a wholly owned subsidiary of KINS (the “Merger”). In addition, KINS has filed a registration statement on Form S-4 (Registration No. 333-267938) (the “S-4 Registration Statement”) to register shares of its common stock, par value $0.0001 per share (the “KINS common stock”), that will be issued in connection with the Merger. The proxy statement/prospectus which forms a part of this registration statement also forms a part of the S-4 Registration Statement. Pursuant to the instructions on Form S-4, the proxy statement/prospectus which forms a part of the S-4 Registration Statement is also deemed filed pursuant to KINS’ obligations under Regulation 14A in connection with KINS’ special meeting to approve the issuance of KINS common stock in connection with the Merger and related proposals described herein. In the Spin-off, all of Inpixon’s securityholders would receive a pro rata number of shares of CXApp common stock. At the closing of the Merger, the CXApp common stock will be converted into shares of KINS common stock.”

The Company believes that the CXApp Amendment No. 1 so submitted by the Company for filing with the Commission will comply with the item requirements contained in the instructions to Form S-1 and will include all information required to be disclosed therein pursuant to Regulation S-K.

2.	Refer to our comment letter in connection with the Registration Statement on Form S-4 filed by KINS Technology Group, Inc. on October 19, 2022. Please revise this Registration Statement on Form S-1 to incorporate all relevant changes made to the Form S-4.

Response: The Company respectfully advises the Staff that, as noted above, subject to the Staff’s approval of the amendments to the KINS Registration Statement in response to the Staff’s comments, the Company will submit for filing with the Commission the CXApp Amendment No. 1, which will include the proxy statement/prospectus that forms a part of the KINS Registration Statement, as approved by the Staff.

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We thank you for your review of the foregoing. If you have further comments, please feel free to contact me, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Blake Baron

cc:	Nadir Ali, CXApp Holding Corp.
Nimish Patel, Mitchell Silberberg & Knupp LLP
Khurram P. Sheikh, KINS Technology Group Inc.
Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP